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March 12, 2018

Mellanox Technologies, Ltd.
Beit Mellanox
Yokneam, Israel 20692
Attn: Alinka Flaminia, Senior Vice President and General Counsel

Latham & Watkins LLP
140 Scott Drive
Menlo Park, CA 94025
Attn: Alan C. Mendelson

Dear Ms. Flaminia and Mr. Mendelson:

We have reviewed with our client, Starboard Value LP ("Starboard"), the press release issued by Mellanox Technologies, Ltd. ("Mellanox" or the "Company") on March 7, 2018 announcing that Mellanox intends to hold an extraordinary general meeting of shareholders ("EGM") in May 2018 for shareholders to vote on amendments to the Company's articles of association (the "Articles") to adopt a plurality voting standard and a universal proxy card for use in contested elections, beginning with the Company's contested 2018 annual meeting of shareholders (the "2018 Annual Meeting"). In the same press release, the Company also announced that it does not intend to begin the process of scheduling the 2018 Annual Meeting until after the EGM is held and anticipates holding the 2018 Annual Meeting on July 25, 2018, the last possible day that the Company is permitted to hold the 2018 Annual Meeting under the Israeli Companies Law.

To be clear, Starboard does not object to these proposed changes to Mellanox's voting mechanics in and of themselves. What is highly concerning to our client, however, is the manner and timeframe in which the Company has unilaterally set forth these proposed voting changes and the unwarranted delay to the 2018 Annual Meeting. We were surprised that the Company has taken this extraordinary step without first approaching Starboard to express any concern with Mellanox's voting procedures for contested elections or to offer to work with Starboard to alter Mellanox's voting mechanism prior to the 2018 Annual Meeting. It seems, rather, that the Company was intent on delaying the 2018 Annual Meeting for as long as possible under the guise of "best-in-class governance practices."

To be sure, there were other means available for the Company to allow for a plurality voting standard and a universal proxy card at the 2018 Annual Meeting without unduly delaying it. Even if the Company believed that the only way to implement these voting changes was through amendments to the Articles at an EGM, the Company could have commenced the EGM process more than six weeks ago after Starboard delivered its Nomination Notice in mid-January. Also, there is no reason that Mellanox needs to await the conclusion of the EGM prior to scheduling and making necessary preparations for the 2018 Annual Meeting, as it has indicated it intends to do.

Neither an EGM nor an amendment to the Articles is required in order to provide for the use of a universal proxy card at the 2018 Annual Meeting, a fact of which your U.S.-based outside counsel and

proxy solicitor are certainly aware. While we acknowledge that an amendment to the Articles would be required to allow for a plurality voting standard in contested elections, Starboard would have been willing, and remains willing, to publicly support the non-controversial plurality voting proposal as the first item on the agenda for the 2018 Annual Meeting. Mellanox could simply include the adoption of plurality voting as the first agenda item at the 2018 Annual Meeting, which is virtually certain to be approved, and thereby effective, for the election of directors at the same meeting. In this way, holding an EGM would not be necessary for enacting these voting changes, and a three-month delay in holding the 2018 Annual Meeting can be avoided entirely.

While it remains a mystery why Mellanox never reached out to Starboard to discuss any proposed changes to the voting mechanics, Starboard is nevertheless committed to working with Mellanox and its advisors to immediately come to an agreement for the use of a universal proxy card and plurality voting at the 2018 Annual Meeting on the following terms:

1. Each of the Company and Starboard would agree to use all reasonable best efforts to implement a universal proxy card at the 2018 Annual Meeting, in a form substantially similar to that as described in the Company's preliminary proxy filing dated March 7, 2018 (the "EGM Proxy"). The Company and Starboard would provide all necessary consents from their respective director candidates so both parties could use the agreed and accepted form(s) of universal proxy card.

2. The Company would agree to cancel the convening of the EGM and in its place immediately schedule and make all necessary preparations for holding the 2018 Annual Meeting on a date no later than May 15, 2018, including conducting the broker search required under Rule 14a-13(a)(3) of the Securities Exchange Act of 1934, as amended.

3. The Company will agree to include as the first agenda item at the 2018 Annual Meeting a proposal to approve an amendment to Article 39(a) of the Articles to require that in the event of a contested election directors will be elected by a plurality of the votes cast (the "Plurality Voting Standard Proposal"). The Plurality Voting Standard Proposal would be in substantially similar form as the proposal set forth in the EGM Proxy.

4. Starboard will agree to publicly support the Plurality Voting Standard Proposal as the first agenda item for the 2018 Annual Meeting, vote all of its shares in favor of the Plurality Voting Standard Proposal at the 2018 Annual Meeting, and recommend that shareholders vote their shares in favor of the Plurality Voting Standard Proposal at the 2018 Annual Meeting.

5. In the event that the Plurality Voting Standard Proposal is not approved at the 2018 Annual Meeting, Starboard and the Company would agree that (i) if less than 11 directors are elected to the Board at the 2018 Annual Meeting, then those director candidates receiving the next highest vote would be brought before the Board to fill the resulting vacancies, and (ii) if more than 11 directors are elected to the Board at the 2018 Annual Meeting, then those director candidates receiving the next lowest vote totals would agree to resign, effective immediately, and not serve as a director. Thus, the pro forma Board would be composed of the same 11 individuals that would be elected under a plurality voting standard.

We are confident that, working together, Starboard and the Company can quickly agree on a universal proxy card and a Plurality Voting Standard Proposal that is virtually certain to be approved as the first agenda item at the 2018 Annual Meeting. There is simply no need to hold an EGM at tremendous cost to shareholders and delay the 2018 Annual Meeting.

Starboard expressly reserves all of its rights to take any and all actions that it believes are necessary to protect its rights with respect to the nomination of director candidates at the 2018 Annual Meeting.

We look forward to your response.

Regards,



Andrew Freedman

cc: Peter Feld, Starboard Value LP
        Jeff Smith, Starboard Value LP
        Steve Wolosky, Olshan Frome Wolosky LLP

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